------               U.S. SECURITIES &          ------------
          FORM 4              EXCHANGE COMMISSION         OMB APPROVAL
          ------            Washington, D.C.  20549       ------------

[X]  Check this box if                            OMB Number       3235-0287
     no longer subject                            Expires:    April 30, 1997
     Section 16. Form 4                           Estimated average burden
     or Form 5 obliga-                            hours per response . . 0.5
     tions may continue.
     See Instruction 1(b).

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940
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1.   Name and Address of Reporting Person

         Speed       Stewart       R.
     ------------------------------------
         (Last)      (First)     (Middle)

             3113 Bransford Road
     ------------------------------------
                    (Street)

          Augusta    Georgia        30909
     ------------------------------------
         (City)      (State)   (ZIP)

2.   Issuer Name and Ticker or Trading Symbol

     Merry Land & Investment Company, Inc. (MRY)
     -------------------------------------------

3.   IRS or Social Security Number of Reporting Person

     ###-##-####
     -------------------------------------------------

4.   Statement for Month/Year

     February 1997
     ------------------------

5.   If Amendment, Date of Original (Month/Year)


     -------------------------------------------

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

                Director             10% Owner
     ---------            ---------
                Officer       X      Other
     ---------            ---------
     (give title below)   (specify below)
     ------------------------------------------

     (Former Officer)

     ------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
----------------------------------------------------------------------------------------------------------------------------------
                                   3.           4.
                                   Transaction  Securities Acquired (A) or Disposed
                                   Code         of (D) (Instr. 3, 4 and 5)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                     5. Amount of
                                                                                     Securities     6. Ownership   7. Nature of
                      2.                                                             Beneficially   Form: Direct      Indirect
                      Transaction                                                    Owned at End   (D) or            Beneficial
1.                    Date                                                           of Month       Indirect (I)      Ownership
Title of Security     (MM/DD/YY)    Code     V     Amount      (A) or (D)    Price   (Inst. 3 & 4)  (Instr. 4)        (Instr. 4)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Common Stock          1/21/97       J<F1>   ---     45,000         D       $21.50    275            D                 -------
----------------------------------------------------------------------------------------------------------------------------------
Common Stock          1/21/97       -----   ---      ---          ---        ---    578.7           I                 By ESOP
----------------------------------------------------------------------------------------------------------------------------------

<F1> These shares were disposed of in a sale to Merry Land & Investment Company after the reporting person's notice of termination of employment effective on Feb. 7, 1997. These shares were acquired under Merry Land & Investment Company's stock loan program pursuant to which the shares secured a full recourse loan for payment of the purchase price.

Reminder: Report on a separate line for each class of securities       Page 1
          beneficially owned directly or indirectly.                 SEC 1474
         (Print or Type Responses)                                     (3/91)

FORM 4 (continued)         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned                     Page 2
                                   (e.g. puts, calls, warrants, options, convertible securities)
----------------------------------------------------------------------------------------------------------------------------------
                             4.<F4>       5.<F5>       6.<F6>            7.<F7>
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    Amount or
                                                           Date   Expira-            Number
                                                          Exer-     tion                of
1.<F1>   2.<F2>    3.<F3>      Code   V     (A)    (D)    cisable   Date      Title   Shares  8.<F8>   9.<F9>   10.<F10>  11.<F11>
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Employee $20.875  1/23/97       M                 50,000   ---       ---    Common    50,000   $22.25      0      D
Stock                         <F12>               <F12>                     Stock               <F12>
Option
(Right
to Buy)
----------------------------------------------------------------------------------------------------------------------------------
Employee $16.625   1/23/97      M                 10,000    ---      ---    Common    10,000   $22.25      0      D
Stock                         <F13>               <F13>                     Stock               <F13>
Option
(Right
to Buy)
----------------------------------------------------------------------------------------------------------------------------------
Employee $20.875   1/23/97      M                  7,500    ---      ---    Common     7,500   $22.25      0      D
Stock                         <F14>                <F14>                    Stock              <F14>
Option
(Right
to Buy)
----------------------------------------------------------------------------------------------------------------------------------
Employee $19.00    1/23/97      M                 10,000    ---      ---    Common    10,000   $22.25      0      D
Stock                         <F15>               <F15>                     Stock              <F15>
Option
(Right
to Buy)
----------------------------------------------------------------------------------------------------------------------------------

<F1>   Title of Derivative Security (Instr. 3)
<F2>   Conversion or Exercise of Price of Derivative Security
<F3>   Transaction Date (MM/DD/YY)
<F4>   Transaction Code (Instr. 8)
<F5>   Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
<F6>   Date Exercisable and Expiration Date (MM/DD/YY)
<F7>   Title and Amount of Underlying Securities (Instr. 3 and 4)
<F8>   Price of Derivative Security (Instr. 5)
<F9>   Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)
<F10>  Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)
<F11>  Nature of Indirect Beneficial Ownership (Instr. 4)
----------------------------------------------------------------------------------------------------------------------------------
<F12> These options were granted under the Merry Land & Investment Company 1995 Stock Option & Incentive Plan in a transaction exempt under Old Rule 16b-3. The reporting person surrendered 10,000 of these options on 1/23/97 in exchange for a payment of $1.375 per share in the exercise of a stock appreciation right (based on the then current fair market value per share of $22.25) in connection with his notice of termination of employment.  The remaining 40,000 options were not exercisable on the date of termination of employment and were cancelled.

<F13> These options were granted under the Merry Land & Investment Company 1993 Stock Option & Incentive Plan in a transaction exempt under Old Rule 16b-3. The reporting person surrendered 8,000 of these options on 1/23/97 in exchange for a payment of $5.625 per share in the exercise of a stock appreciation right (based on the then current fair market value per share of $22.25) in connection with his notice of termination of employment.  The remaining 2,000 options were not exercisable on the date of termination of employment and were cancelled.

<F14> These options were granted under the Merry Land & Investment Company 1993 Stock Option & Incentive Plan in a transaction exempt under Old Rule 16b-3. The reporting person surrendered 6,000 of these options on 1/23/97 in exchange for a payment of $1.375 per share in the exercise of a stock appreciation right (based on the then current fair market value per share of $22.25) in connection with his notice of termination of employment.  The remaining 1,500 options were not exercisable on the date of termination of employment and were cancelled.

<F15> These options were granted under the Merry Land & Investment Company 1994 Stock Option & Incentive Plan in a transaction exempt under Old Rule 16b-3. The reporting person surrendered 6,000 of these options on 1/23/97 in exchange for a payment of $3.25 per share in the exercise of a stock appreciation right (based on the then current fair market value per share of $22.25) in connection with his notice of termination of employment.  The remaining 4,000 options were not exercisable on the date of termination of employment and were cancelled.


                                                  March   , 1997
    -------------------------------              --------------------
          Stewart R. Speed                              Date
   **Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for
       procedure.                                                     Page 2
                                                                    SEC 1474
                                                                      (3/91)